Exhibit 99.1

RiT Technologies Ltd. and Subsidiaries Condensed Consolidated Interim Financial Statements As of June 30, 2014 (Unaudited)

RiT Technologies Ltd. and Subsidiaries

Unaudited Condensed Consolidated Interim Financial Statements as at June 30, 2014

RiT Technologies Ltd. and Subsidiaries

Unaudited Condensed Consolidated Interim Balance Sheets

	June 30	December 31
	2014	2013
	US$ thousands	US$ thousands
Assets
Current Assets:
Cash and cash equivalents	1,130	5,194
Trade receivables, net*	2,232	3,839
Other current assets	505	237
Inventories	4,356	3,647
Total Current Assets	8,223	12,917

Assets held for severance benefits	1,246	1,161
Property and equipment, net	474	500
Total non-Current Assets	1,720	1,661

Total Assets	9,943	14,578

Liabilities and Shareholders' Equity
Current Liabilities:
Trade payables	1,196	1,878
Other payables and accrued liabilities	1,801	1,933
Total Current Liabilities	2,997	3,811

Principal shareholder convertible loan	2,000	2,000
Liability in respect of employees' severance
benefits	1,482	1,338
Total of non-Current Liabilities	3,482	3,338
Total Liabilities	6,479	7,149

Shareholders' Equity:
Share capital	2,782	2,782
Treasury stock	(27)	(27)
Additional paid-in capital	67,460	66,942
Accumulated deficit	(66,751)	(62,268)
Total Shareholders' Equity	3,464	7,429

Total Liabilities and Shareholders' Equity	9,943	14,578

*
Includes balances in the amounts of $200,000 and $398,000 with related parties as of June 30, 2014 and December 31, 2013, respectively and net of the allowance for doubtful accounts in the amount of $787,000 and $615,000 as of June 30, 2014 and December 31, 2013, respectively.

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

RiT Technologies Ltd. and Subsidiaries

Unaudited Condensed Consolidated Interim Statements of Operations

	Six months ended June 30
	2014	2013
	US$ thousands	US$ thousands

Sales	3,690	4,904

Cost of sales	2,355	3,144

Gross profit	1,335	1,760

Operating expenses:

Research and development, net	1,473	2,389
Sales and marketing	2,163	2,212
General and administrative	2,133	1,578
Total operating expenses	5,769	6,179

Operating loss	(4,434)	(4,419)

Financing expenses, net	(49)	(57)

Loss before income tax	(4,483)	(4,476)
Taxes on income	-	-

Net Loss	(4,483)	(4,476)

Net Loss Per Share - Basic and Diluted	(0.35)	(0.54)

Weighted Average Number of Ordinary
Shares Outstanding - Basic and Diluted	12,763,218	8,233,649

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

RiT Technologies Ltd. and Subsidiaries

Unaudited Condensed Consolidated Interim Statements of Shareholders’ Equity

						Additional
	Deferred	Ordinary	Treasury	Ordinary	Treasury	Paid-In	Accumulated
	Shares*	Shares*	Stock*	Shares	Stock	Capital	Deficit	Total
	Number of Shares			US $ In Thousands

Balance as of January 1, 2013	17,030	7,693,792	2,125	1,644	(27)	53,413	(52,740)	2,290
Conversion of convertible loan from
principal shareholder	-	2,053,398	-	454	-	8,092	-	8,546
Issuance of shares	-	3,000,000	-	681	-	4,248	-	4,929
Issuance of warrants	-	-	-	-	-	17	-	17
Issuance of shares in At-The-Market	-	16,028	-	3	-	-	-	3
Stock compensation expense	-	-	-	-	-	1,172	-	1,172
Net loss for the year	-	-	-	-	-	-	(9,528)	(9,528)
Balance as of December 31, 2013	17,030	12,763,218	2,125	2,782	(27)	66,942	(62,268)	7,429

Stock compensation expense	-	-	-	-	-	518	-	518
Net loss for the period	-	-	-	-	-	-	(4,483)	(4,483)
Balance as of June 30, 2014	17,030	12,763,218	2,125	2,782	(27)	67,460	(66,751)	3,464

*
Ordinary Shares – NIS 0.8 par value
Authorized shares: 50,000,000 Ordinary Shares as of June 30, 2014 and December 31, 2013; issued and outstanding Ordinary Shares 12,765,343 as of June 30, 2014 and December 31, 2013 (including 2,125 which are held by a subsidiary).
Deferred Shares – NIS 0.1 par value
Authorized shares include 20,230 Deferred Shares, of which 17,030 are issued and outstanding as of June 30, 2014 and December 31, 2013.

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

RiT Technologies Ltd. and Subsidiaries

Unaudited Condensed Consolidated Interim Statements of Cash Flows

	Six months ended June 30
	2014	2013
	US$ thousands	US$ thousands

Net loss for the period	(4,483)	(4,476)
Adjustments to recognize net loss to net cash
used in operating activities:
Severance pay benefits, net	59	5
Depreciation of property and equipment	88	84
Loss from disposal of fixed assets	1	-
Stock compensation expense	518	686

Changes in operating assets and liabilities:
Decrease (increase) in trade receivables, net	1,607	(812)
Decrease (increase) in other current assets	(268)	210
Increase in inventories	(709)	(1,036)
Increase (decrease) in trade payables	(639)	1,384
Interest on principal shareholder convertible loan	24	39
Decrease in other payables and accrued expenses	(156)	(215)

Net cash used for operating activities	(3,958)	(4,131)

Investing activities:
Purchase of property and equipment	(106)	(67)

Net cash used for investing activities	(106)	(67)

Financing activities:
Proceeds from short term loans	-	218
Repayment of short term loans	-	(392)
Proceeds from principal shareholder loan	-	3,500
Proceeds from issuance of shares in at-the-market offering, net	-	3

Net cash provided by financing activities	-	3,329

Net decrease in cash and cash equivalents	(4,064)	(869)
Cash and cash equivalents at the beginning of the period	5,194	2,183

Cash and cash equivalents at the end of the period	1,130	1,314

Non - cash investing activities
Purchase of property and equipment	2	-

Non - cash financing activities
Conversion of loans	-	6,539

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

RiT Technologies Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Interim Financial Statements

Note 1 - General

RiT Technologies Ltd., an Israeli company, which was incorporated and commenced operations in 1989, pioneered the development of intelligent physical layer solutions, designed to provide superior control, utilization and maintenance of networks.

RiT Technologies Ltd. has a wholly-owned subsidiary in the United States, RiT Technologies Inc. (the “US subsidiary”), which was incorporated in 1993 under the laws of the State of New Jersey.  The US subsidiary is primarily engaged in the selling and marketing in the United States of RiT Technologies Ltd’s products.

In this document the terms the “Company” or “RiT” refer to RiT Technologies Ltd. together with its US subsidiary.

The Company is a leading provider of intelligent infrastructure management (IIM) solutions and a developer of an innovative indoor optical wireless technology solution.

The Company’s IIM products provide and enhance security and network utilization for data centers, communication rooms and work space environments. The products help companies plan provision, monitor and troubleshoot their communications networks, maximizing utilization, reliability and physical security of the network while minimizing unplanned downtime. The IIM solutions are deployed around the world, in a broad range of organizations, including data centers in the private sector and by government agencies, financial institutions, airport authorities, healthcare and educational institutions.

The Company’s Beamcaster™ product is the first of the Company’s indoor optical wireless technology solutions. It is designed to help customers streamline deployment, reduce infrastructure design, installation and maintenance complexity and enhance security in a cost effective way. During the third quarter of 2013, the Company commenced selling initial pilot installations of Beamcaster™.

The Company has significant losses attributable to its operations. To date, the Company has managed its liquidity through a series of cost-reduction initiatives, expansion of its sales into new markets, private placement transactions and raising capital through sales and issuance of its stock to the public. During 2012 and through November 2013 the Company was supported through a line of credit from its majority shareholder. In November 2013 the Company raised approximately $6.0 million (excluding expenses) through the issuance of ordinary shares and warrants via a registered public offering. The net amount received by the Company from the offering after deducting all offering expenses, was approximately $4.95 million.

Based on the most current sales and spending projections, the Company anticipates that its existing capital resources (including, as necessary, the line of credit available under the Convertible Loan Agreement with its majority shareholder (as described in Note 3)) will be adequate to satisfy its working capital and capital expenditure requirements for at least the next twelve months. The Company may need to raise additional funds to support the execution of its long-term growth strategy through drawing down amounts available under the Convertible Loan Agreement or additional capital raises. There is no assurance that the Company will be able to raise additional capital.

RiT Technologies Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Interim Financial Statements

Note 2 – Basis of Preparation

Statement of compliance

The accompanying unaudited condensed consolidated interim financial statements have been prepared in accordance with U.S. generally accepted accounting principles for interim financial information and do not include all of the information required for full annual financial statements. They should be read in conjunction with the audited consolidated financial statements and footnotes included in the Company’s 2013 annual consolidated financial statements, which were filed with the U.S. Securities and Exchange Commission as part of the Company’s annual report on Form 20-F for the year ended December 31, 2013.

In the opinion of management of the Company, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six-month period ended June 30, 2014 are not necessarily indicative of the results that may be expected for the year ended December 31, 2014 or for any other future period.

 Recently issued accounting standards

On May 28, 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers, which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The ASU will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective. The new standard will be effective for the Company beginning January 1, 2017.

Application of the standard prior to its effective date is not permitted. The standard permits the use of either the retrospective or cumulative effect transition method. The Company is evaluating the effect that ASU 2014-09 will have on its financial statements and related disclosures. The Company has not yet selected a transition method nor has it determined the effect of the standard on its ongoing financial reporting.

RiT Technologies Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Interim Financial Statements

Note 3 - Shareholders’ Equity

A.           Share Capital

1.	As of June 30, 2014, the number of the Company’s ordinary shares outstanding was 12,763,218 (excluding 2,125 treasury shares held by a subsidiary).

2.
On June 11, 2009 the Company entered into a Loan Agreement with STINS COMAN (the Loan Agreement and all the amendments and addendums thereto, the "Convertible Loan Agreement"). On June 17, 2009, the Company entered into an Addendum to the Loan Agreement Also on June 17, 2009, the Company’s Audit Committee and Board of Directors approved the Loan Agreement and the Addendum thereto, which were approved by the Company’s shareholders at the Company’s annual general meeting held on September 14, 2009.

Pursuant to the Convertible Loan Agreement, STINS COMAN agreed to extend to the Company an unsecured loan, originally of up to $10 million (the “Maximum Amount”) at an annual interest rate of 2.47%. The Maximum Amount was increased several times via additional addendums signed on February 17, 2010, April 14, 2011, December 8, 2011, April 17, 2012, August 6, 2012 and October 23, 2012  and as of June 30, 2014 was $35 million. At any time commencing October 1, 2009 through December 31, 2015, the Company may call and receive any portion of the loan from STINS COMAN, but no more than $5 million at a time (up to the Maximum Amount) and at intervals of at least 30 days between each call request.

Under the Convertible Loan Agreement, the Company is required to repay the outstanding principal amount and the interest accrued thereon after 36 months from receipt of each part of the funds respectively. STINS COMAN has the right to convert any outstanding principal amount of the loan and the interest accrued thereon, in whole or in part, into the Company’s ordinary shares at a conversion price per share equal to the market price of the Company’s ordinary shares on NASDAQ on the day the Company received the funds from STINS COMAN, plus a premium of 10% thereon. The conversion is subject to 30 days prior notice and to the execution of a definitive purchase agreement to be substantially similar to the Securities Purchase Agreement entered between the parties on September 11, 2008.

In the six months ended June 30, 2014 the Company did not draw any amounts under the Convertible Loan Agreement. As of June 30, 2014 the Company has the right to draw an additional $8.1 million under the Convertible Loan Agreement.

See also note 6 regarding the draw-down of a portion of the loan, the increase of the Maximum Amount and the extension of the Convertible Loan Agreement period which occurred subsequent to the balance sheet date.

3.
During the year ended December 31, 2013, the Company issued 16,028 ordinary shares and raised approximately $55,000 in an at-the-market offering of securities.  After deducting the expenses related to the offering, the Company recorded $3,000, net of expenses, in the statement of shareholders’ equity via the at-the-market offering.

RiT Technologies Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Interim Financial Statements

Note 3 - Shareholders’ Equity (cont’d)

A.           Share Capital (cont’d)

4.
On November 27, 2013 the Company closed a $6.0 million (excluding expenses) underwritten public offering of 3,000,000 ordinary shares and warrants to purchase up to 1,500,000 ordinary shares at an offering price of $2.00 per share and $0.01 per warrant. In addition, the underwriter exercised its over-allotment option to purchase warrants to acquire an additional 225,000 ordinary shares at an offering price of $0.01 per warrant. The warrants have a per share exercise price of $2.50, are exercisable immediately, and expire five years from the date of issuance.  In addition, the Company issued the underwriters warrants to purchase up to an aggregate of five percent (5%) of the ordinary shares sold in the offering (150,000 ordinary shares). These warrants are exercisable commencing 12 months after the closing of the public offering and are exercisable in whole or in part for four years thereafter  and have an exercise price equal to 125% of the offering price of the ordinary shares sold ($2.50). The warrants began trading on The NASDAQ Capital Market on November 22, 2013 under the symbol “RITTW.” A registration statement on Form F-1 relating to the offering was filed with the Securities and Exchange Commission. The net amount received by the Company from the offering, after deducting all offering expenses, was $4,946,000.

B.           Share options

1.	RiT Technologies Ltd. 2003 Option Plan

In July 2003, the Board of Directors of the Company adopted the RiT Technologies Ltd. 2003 Share Option Plan, or the 2003 Plan, which is currently administered by the board of directors itself. The purpose of the 2003 Plan is to provide incentives to employees, directors, consultants and contractors of the Company or any subsidiary thereof.  The exercise price and vesting schedule of options granted under the 2003 Plan are approved by the Board of Directors, as specified in the grant letter issued by us to the grantee. The contractual life of options granted under the plan is six years. Unless otherwise determined by the board of directors, the options fully vest on the third anniversary following their grant, vesting in three equal annual installments.

From January 1, 2014 through June 30, 2014 we granted a total of 72,608 options to employees and contractors at exercise prices ranging from $1.31 to $1.63 per ordinary share.

For the six months ended June 30, 2014 and 2013 the Company recorded compensation expense related to the grant of options in the amount of $518,000 and $686,000, respectively.

As of June 30, 2014, the total number of options granted under the 2003 Plan is 1,583,336 and the total number of options outstanding under the 2003 Plan is 817,270. As of June 30, 2014, 1,069,682 options are available for future grant.

RiT Technologies Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Interim Financial Statements

Note 3 - Shareholders’ Equity (cont’d)

2.           RiT Technologies Inc. Employee Stock Option Plan

In May 1999, the Board of Directors of the Company adopted the RiT Technologies, Inc. Employee Stock Option Plan, or the RiT Inc. Plan, pursuant to which options to purchase the company’s ordinary shares may be granted to the employees of RiT Technologies, Inc.

As of June 30, 2014, the number of options granted under the RiT Inc. Plan is 27,242 and the number of options outstanding under the RiT Inc. Plan is 8,405. The RiT Inc. Plan expired in May 2009.

C.           Dividends

Dividends may be paid by the Company only out of RiT Technologies Ltd.’s earnings and other surpluses as calculated in Israeli currency and as defined in the Israeli Companies Law, 1999 (as amended), as at the end of the most recent fiscal year or as accrued over a period of the last two years whichever is higher.  Notwithstanding the foregoing, dividends may be paid with the approval of a court, provided that there is no reasonable concern that payment of the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due. There are no restrictions on the ability of the US subsidiary to transfer funds to RiT Technologies Ltd., its parent company, and there are no restrictions on the transfer of funds to foreign shareholders for the payment of dividends. To date, the Company has never declared or paid any cash dividends on its ordinary shares. The Company currently intends to retain any future earnings to finance operations and to expand its business and, therefore, does not expect to pay any cash dividends in the foreseeable future.

Note 4 - Supplementary Financial Statements Information

A.           Balance Sheets

1.            Cash and cash equivalents

Comprised of:

	June 30,	December 31,
	2014	2013
	US$ thousands	US$ thousands

Cash and deposits *	1,130	5,194

*
As of June 30, 2014 $56,000 is deposited in NIS bearing an average annual interest of 0.7%. An amount of $42,000 was pledged against the Company's bank guarantees and the Company maintains balances in the account to cover this guarantee.

*
As of December 31, 2013 $56,000 is deposited in NIS bearing an average annual interest of 0.15%. An amount of $42,000 was pledged against the Company's bank guarantees and the Company maintains balances in the account to cover this guarantee.

RiT Technologies Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Interim Financial Statements

Note 4 - Supplementary Financial Statements Information (cont’d)

A.           Balance Sheets (cont’d)

2.            Trade receivables, net

Trade receivables, net, consist of the following:

	June 30	December 31
	2014	2013
	US$ thousands	US$ thousands

Trade receivables	3,019	4,454
Less allowance for doubtful accounts (*)	(787)	(615)

	2,232	3,839

*           The following are the changes in the allowance for doubtful accounts:

Changes in the allowance for doubtful accounts

US$ thousands

Balance as of December 31, 2012	544
Additions	252
Deductions	(181)

Balance as of December 31, 2013	615
Additions	174
Deductions	(2)

Balance as of June 30, 2014	787

3.           Other current assets

Other current assets consist of the following:

	June 30	December 31
	2014	2013
	US$ thousands	US$ thousands

Receivables from the Government of Israel:	156	93
Value added tax authorities	333	144
Other	16	-
	505	237

RiT Technologies Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Interim Financial Statements

Note 4 - Supplementary Financial Statements Information (cont’d)

A.           Balance Sheets (cont’d)

4.	Inventories

Inventories consist of the following:

	June 30	December 31
	2014	2013
	US$ thousands	US$ thousands

Raw materials and subassemblies	2,633	2,252
Work in process	162	123
Finished products	1,561	1,272
	4,356	3,647

5.	Other payables and accrued liabilities

Other payables and accrued liabilities consist of the following:

	June 30	December 31
	2014	2013
	US$ thousands	US$ thousands

Employees and employee institutions	891	976
Accrued expenses	465	653
Provision for product warranty	100	100
Deferred revenues	225	140
Other	120	64
	1,801	1,933

RiT Technologies Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Interim Financial Statements

Note 4 - Supplementary Financial Statements Information (cont’d)

B.           Statements of operations

1.           Sales (1)

(a)          Classification of sales by geographical destination:

	Six months ended June 30	Six months ended June 30
	2014	2013
	US$ thousands	US$ thousands

United States	54	50
Europe	1,429	1,730
Israel	1,143	1,285
South and Latin America	487	461
Asia Pacific	530	1,152
Rest of the world	47	226
	3,690	4,904

(1)           Sales are attributed to geographical areas based on location of customers.
The Company’s property and equipment is primarily located in Israel.

(b)	Principal customers:

During the six months ended June 30, 2014 there were three customers that represented 18%, 13% and 11% of total sales, respectively. During the six months ended June 30, 2013 there were two customers that represented 12% and 10% of total sales, respectively.

2.           Cost of sales

Cost of sales consists of the following:

	Six months ended June 30	Six months ended June 30
	2014	2013
	US$ thousands	US$ thousands

Payroll and related benefits	559	397
Materials purchased	1,555	2,016
Subcontracted work	704	1,172
Write-down of inventories	-	-
Other production costs	246	595

	3,064	4,180
Increase in inventories	(709)	(1,036)
	2,355	3,144

RiT Technologies Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Interim Financial Statements

Note 5 - Related Parties Balances and Transactions

The Company is party to many related party agreements and transactions. These agreements and transactions have all been approved by the appropriate bodies in accordance with the Israeli Companies Law and regulations promulgated thereunder based on the belief that the terms are beneficial to the Company and no less favorable to the Company than terms which might be available to the Company from unaffiliated third parties.

A.           Balances with related parties

The following related party balances are included in the balance sheets:

	June 30	December 31
	2014	2013
	US$ thousands	US$ thousands
Principal/controlling:
Accounts receivable trade	200	398
Principal shareholder convertible loan	2,000	2,000

B.           Income from or expenses to related parties

The following related party transactions are included in the statements of operations.

	Six months ended June 30	Six months ended June 30
	2014	2013
	US$ thousands	US$ thousands
Income:
Sales	251	289

Costs and expenses:
Financing expense	24	27

Note 6 - Subsequent Events

1.	During July, August and September 2014 the Company drew down $3.0 million from the Convertible Loan Agreement (see Note 3).

2.
On August 12, 2014, RiT's majority shareholder, STINS COMAN, and the Company entered into an amendment to the Convertible Loan Agreement according to which the Maximum Amount that may be called under the agreement has been increased from $35 million to $45 million. Additionally, the period of the Convertible Loan Agreement was extended by approximately 12 months until December 31, 2016. Until the expiration of the agreement, RiT may draw down any unused portion of the loan, which, after this current increase of the Maximum Amount, totals $15.1 million, but no more than $5.0 million at any one time and at intervals of at least 30 days between each call request. The other provisions of the Convertible Loan Agreement were not amended (see Note 3).